Filed by: QIAGEN N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

QIAGEN Employee FAQ

1.	Why should I be excited about this merger?

The strategic rationale for this transaction is compelling as it combines QIAGEN’s leadership in sample and assay technologies and our breadth of molecular diagnostic tests with Digene’s leadership in what is seen as the fastest growing segment of molecular diagnostics. Digene provides us with important content (HPV) and sales channel – we can take this content and put it into next generation formats. Over the last decade, QIAGEN and Digene have enjoyed an extremely productive working relationship. By combining our broad portfolio of sample and assay technologies with Digene’s leadership in Human Papillomavirus (HPV) testing, we are confident we will be able to reach new heights together. We see a real opportunity to expand our complementary strengths and collective resources as one company and make QIAGEN an even better place to work.

Our sample and assay technologies will now contribute even more to saving lives – over 230 thousand women die every year from cervical cancer, caused by the HPV virus – and to an overwhelming extent avoidable, if molecular diagnostic products are used to detect infections early. Our sample and assay technologies will help eradicate a disease from which one woman dies every two minutes. As our mission statement says: We make improvements in life possible.

2.	Why are QIAGEN and Digene combining?

This transaction is a logical next step for QIAGEN. It is highly consistent with our strategy to expand our leadership in sample and assay technologies. Our mission statement says: Our commitment to the markets we serve drives our innovation and leadership in areas where solutions such as sample collection, stabilization, separation, purification, storage, handling and processing are required. Our focus is on the target markets for our sample and assay technologies in research, pharma, applied testing and molecular diagnostics. We are now an undisputed leader in markets we serve – with tremendous growth opportunities. We can expand our focused technology capabilities across all markets we serve: from academic laboratories, to pharma customer in clinical research and development, to the applied testing markets and into human molecular diagnostics. For example, we were there when HPV was explored in research, we were there when Merck developed the vaccine, that targets 2 of the 13 high-risk HPV viruses, and now we are taking a lead role in molecular diagnostic testing for the virus.

3.	Who is Digene?

Digene has about US$200 million in sales, and about 600 employees. They are based in Maryland – about five minutes from our Germantown facility! Digene holds a unique leadership position in molecular diagnostics. Digene’s primary product, the Digene® HPV (human papillomavirus) Test, screens for the presence of high-risk types of the virus that have been shown to be the cause of cervical cancer. The Digene HPV Test is the only test that is both FDA-approved and CE-marked for HPV. This addresses one of the largest and most rapidly expanding market segments in women’s health and molecular diagnostics.

4.	How will this transaction affect employees?

We are extremely proud of the work that QIAGEN employees have done to establish our organization as a leading provider of sample and assay technologies. It is also clear from Digene’s success that its employees are focused and hard-working. Our cultures are similar - passionate and driven by excellence. By joining forces and our mission, we can combine and enhance our capabilities and resources to accelerate our success.

Over the long-term, we believe employees will benefit from additional career development and advancement opportunities as the combined company grows. Until the closing, however, we are required to remain separate companies, and we will focus on achieving our goals and serving our customers with the same commitment and dedication that they have come to expect from our respective organizations.

5.	How long before the transaction closes? What approvals are required?

We expect the transaction will be completed in the August/September time period. The transaction is subject to the tender of a majority of Digene’s common stock on a fully diluted basis, approval by QIAGEN’s shareholders, as well as customary closing conditions including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We will make every effort to keep you informed about developments and progress throughout the approval process.

6.	What can employees expect in the interim?

Until the transaction closes, QIAGEN and Digene are required to continue to operate as separate companies – and both will continue to operate as they have in the past. We will continue to update you as the process progresses.

7.	What are the plans to integrate the two companies?

While it is premature to discuss specifics now, we have defined an integration planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together. Detailed information and contact information is available on the QIAGEN Intranet. Basically, this is about growth and we are focusing on plans to invest in and accelerate our growth profiles in the future. Given the complementary nature of our companies and the solid teams at both QIAGEN and Digene, we expect to realize the benefits of this transaction quickly and efficiently following the transaction’s close.

8.	Will there be any changes in employee benefits and compensation?

When combining two companies, you expect some similarities and differences between programs. As programs are finalized, we will keep you informed.

9.	What happens to employee stock options?

No changes for QIAGEN employees.

10.	Will there be new opportunities for both companies’ employees?

We believe that the combined company will offer an exciting future for our employees, including additional career development and advancement opportunities as QIAGEN grows. Since our U.S. headquarters is within three miles of Digene’s headquarters in Gaithersburg, we believe that QIAGEN and Digene will provide cross-training opportunities for employees and encourage movement to other departments and locations.

11.	Will there be any layoffs as a result of the transaction?

This strategic transaction will be a catalyst for growth, and as such, we do not anticipate significant changes in the combined company’s workforce. A limited number of positions may be impacted by this merger but it is important to remember we expect there to be new opportunities for our employees as we move forward and grow together.

12.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

Following the close of the transaction, the combined company will be called QIAGEN and Peer Schatz will remain Chief Executive Officer and all QIAGEN Executive Committee members will keep their roles and responsibilities. We will continue to be QIAGEN N.V. and no changes to the operating functions of our subsidiaries are planned. The U.S. headquarters will be in Maryland. We recognize that it is our employees and the relentless dedication they bring to QIAGEN that has allowed us to grow from a life science tools start up to a worldwide player in samples and assays technologies. Voted as one of the best companies to work for in the life science industry, we place the highest attention on attracting, motivating and awarding talented and passionate employees.

We believe that this atmosphere and similarity in our company cultures will facilitate a quick and streamlined integration with minimal disruption to ongoing business activities. We will retain the locations in Germantown and Gaithersburg to form our joint US headquarters, and we reaffirm our commitment to your operations.

13.	How will this transaction affect our relationship with our customers?

In the end, this transaction is about better meeting the needs of our customers and helping them to be more efficient and effective in serving patients. With this transaction, QIAGEN will be a leading player in sample and assay technologies in the dynamic and growing molecular diagnostic market. The combined company will have a unique product portfolio that encompasses sample preparation and assay technologies for research and life sciences as well as DNA and RNA tests focused on women’s cancers and diseases. We will be working closely with our customers to help ensure that they understand the benefits of this transaction and why we believe we will be an even better strategic partner as a result of the merger.

14.	How will this transaction affect our relationship with our suppliers?

All contracts will be honored, and day-to-day contacts will remain the same. In the coming months, we will review our supplier relationships and determine the best solution for the combined company. It will be business as usual until the transaction closes.

15.	What is HPV and why is it such an attractive field for us?

HPV is a family of common viruses, of which more than 30 types are transmitted through intimate (genital) skin-to-skin contact. The U.S. Centers for Disease Control and Prevention estimates that 6.2 million Americans acquire a new genital HPV infection every year, and that 80% of women will be infected by the age of 50. Digene markets the only test that is both FDA-approved and CE-marked for detection of 13 high-risk types of HPV.

Studies involving more than 200,000 women and spanning four continents have shown that the sensitivity of the Digene HPV Test is significantly higher than Pap (cytology) testing alone. HPV testing is typically performed in the same laboratories in which QIAGEN’s products are used. In addition, the new, combined company will be uniquely positioned to facilitate HPV testing in under-served regions in both industrialized and developing countries. Digene also developed a simple platform for HPV testing together with the Gates Foundation – we believe this could be a valuable product in the developing world.

16.	Where can employees obtain additional information?

We are committed to keeping our employees as up to date as possible and we will let you know as we pass important milestones. We have also established a toll-free hotline as well as an email address dedicated to merger inquiries if you have additional questions about this announcement. The number for both in the U.S. and international is 240-686-7362 (Ext. 67362) and the email address is merger@qiagen.com. You can also visit QIAGEN’s Intranet where we have posted additional information about the transaction. Please understand that at this time there is little we can discuss beyond the information have already provided. We will do our best to address your questions in a timely and informative manner.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of QIAGEN and Digene and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN at Spoorstraat 50m Venlo, 5911 KJ, Netherlands, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.